[Letterhead of T-Mobile USA, Inc.]

April 21, 2021

Via EDGAR and Email

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Esq. Jeff Kauten, Esq. Office of Telecommunications

Re:	T-Mobile US, Inc. and T-Mobile USA, Inc. Registration Statement on Form S-4 Filed March 30, 2021 File No. 333-254882

Dear Messrs. Spirgel and Kauten:

Reference is made to the Registration Statement on Form S-4 (File No. 333-254882) (the “Registration Statement”) filed by T-Mobile US, Inc. (the “Parent”), (the “Company”) and the other co-registrants named therein (together with the Parent and the Company, the “Registrants”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2021, as amended on April 21, 2021.

The Registrants hereby request that the Registration Statement be made effective at 4:00 p.m. Eastern Time on April 23, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact Daniel J. Bursky of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel, at (212) 859-8428 or Mark Hayek of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8890.

Very truly yours,

/s/ David Conroy
David Conroy
Senior Director, Legal Affairs and Assistant Secretary, T-Mobile USA, Inc.

Cc:	Daniel J. Bursky, Esq.
Mark Hayek, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP